# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 10,028,107; sole dispositive power 0; shared dispositive power 10,028,107; aggregate amount beneficially owned 10,028,107 (6.5% of the class)

## Item 1. Issuer
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, TX 76102

## Item 2. Person Filing
Name of person filing: Temasek Holdings (Private) Limited ("Temasek")
Address of principal business office or, if none, residence: 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.
Citizenship: Republic of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Temasek may be deemed to beneficially own an aggregate of 10,028,107 shares of the Issuer's Class A common stock that are directly owned by four indirect wholly-owned subsidiaries of Temasek.
Percent of class:
6.5%

Based on 153,715,203 shares of the Issuer's Class A common stock outstanding as of February 12, 2026, as set forth in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,028,107
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,028,107

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorized Signatory (04/17/2026)